United States Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the six months ended September 30, 2013

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1). Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7). Yes ☐ No ☑

SIFY TECHNOLOGIES LIMITED

FORM 6-K

For the six months ended September 30, 2013

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Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this annual report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this report are the property of their respective owners. In this Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian rupees” are to the legal currency of India . References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

For your convenience, this Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Report, all translations from Indian rupees to U.S. dollars contained in this Annual Report have been based on the reference rate in the City of Mumbai on September 30, 2013 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was Rs.62.77 per $1.00.

Our financial statements are presented in Indian rupees and prepared in accordance with English version of International Financial Reporting Standards as issued by the International Accounts Standards Board, or IFRS. In this Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Information contained in our websites, including our corporate website, www.sifycorp.com, is not part of Annual Report.

Forward-looking Statements

In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Annual Report on Form 20-F for the fiscal year ended March 31, 2013, filed with the Securities and Exchange Commission (the “SEC”) on July 31, 2013.

The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;

•	our ability to generate and manage growth and to manage our international operations;

•	projections that our cash and cash equivalents, along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.

You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the SEC from time to time. Our filings with the SEC are available on its website at www.sec.gov.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2013
		September 30, 2013 Rs.	March 31, 2013 @ Rs.	Convenience translation into US$

ASSETS
Property, plant and equipment	4	5,515,663	5,069,678	87,871
Intangible assets	5	570,943	600,622	9,096
Lease prepayments	7	351,065	355,347	5,593
Other assets		395,121	591,784	6,295
Other investments		1,710	1,710	27
Total non-current assets		6,834,502	6,619,141	108,882

Inventories		92,359	186,666	1,471
Trade and other receivables, net	8	4,393,486	3,795,567	69,993
Prepayments for current assets		166,688	196,982	2,656
Restricted cash	6	234,199	151,198	3,731
Cash and cash equivalents	6	1,374,903	849,854	21,909
Current assets before non-current assets held for sale		6,261,635	5,180,267	99,760
Total assets		13,096,137	11,799,408	208,642

EQUITY AND LIABILITIES
Equity
Share capital		1,422,953	1,329,203	22,669
Share premium		18,473,398	18,267,148	294,303
Share based payment reserve		224,319	224,276	3,574
Other components of equity		41,910	29,414	668
Accumulated deficit		(13,268,605)	(13,538,619)	(211,385)
Equity attributable to equity holders of the Company		6,893,975	6,311,422	109,829

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2013
		September 30, 2013 Rs.	March 31, 2013 @ Rs.	Convenience translation into US$

Liabilities
Finance lease obligations, other than current instalments		453,295	315,906	7,222
Borrowings		470,339	471,369	7,493
Employee benefits	9	48,566	52,229	774
Other liabilities		234,919	223,434	3,475
Total non-current liabilities		1,207,119	1,062,938	19,234

Finance lease obligations current instalments		207,393	156,096	3,303
Borrowings		845,480	657,311	13,470
Bank overdraft		421.489	644,606	6,715
Trade and other payables		2,897,900	2,444,823	46,167
Deferred income		622,781	522,212	9,924
Total current liabilities		4,995,043	4,425,048	79,579

Total liabilities		6.202,162	5,487,986	98,813

Total equity and liabilities		13,096,137	11,799,408	208,642

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

@ Derived from the audited consolidated financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

	Note	Quarter ended September 30,		Quarter ended September 30, 2013	Six months ended September 30,		Six months ended September 30, 2012
		2013 Rs.	2012 Rs.	Convenience translation into US$	2013 Rs.	2012 Rs.	Convenience translation into US$
Revenue	10	2,504,834	2,058,999	39,905	5,133,208	4,031,741	81,778
Cost of goods sold and services rendered	11	(1,410,865)	(1,125,481)	(22,477)	(2,965,756)	(2,238,830)	(47,248)
Other income		8,745	16,891	139	21,127	20,922	337
Selling, general and administrative expense	12	(670,667)	(782,158)	(10,685)	(1,278,885)	(1,456,394)	(20,374)
Depreciation and amortization		(250,892)	(207,928)	(3,997)	(511,781)	(416,469)	(8,153)
Profit/ (Loss) from operating activities		181,155	(39,677)	2,885	397,913	(59,030)	6,340
Finance income	13	25,198	37,030	401	36,520	42,976	582
Finance expenses	13	(99,730)	(54,347)	(1,531)	(164,547)	(117,185)	(2,621)
Net finance expense		(74,532)	(17,317)	(1,188)	(128,027)	(74,209)	(2,039)
Profit from sale of shares in Associate and rights therein		-	657,578	-	-	657,578	-
Profit/(Loss) before tax		106,623	600,584	1,697	269,886	524,339	4,301
Income tax (expense) / benefit		-	-	-	-	-	-
Profit/ (Loss) for the period after tax		106,623	600,584	1,697	269,886	524,339	4,301

Earnings per share
Basic earnings per share		0.80	4.56	0.01	2.01	3.93	0.03
Diluted earnings per share		0.80	4.56	0.01	2.01	3.93	0.03

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
(In thousands of Rupees, except share data and as otherwise stated)

		Quarter ended September 30		Quarter ended September 30, 2013	Six months ended September 30		Six months ended September 30, 2013
	Note	2013 Rs.	2012 Rs.	Convenience translation into US$	2013 Rs.	2012 Rs.	Convenience translation into US$

Profit/ (Loss) for the period		106,623	600,584	1,697	269,886	524,339	4,301

Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	9	13,057	959	208	11,448	959	182
Items that will be reclassified to profit or loss
Foreign currency translation differences of foreign operations		204	(818)	4	1,047	331	17
Share of other comprehensive income of Associate transferred to Profit or loss			254			254
Other comprehensive income for the period		13,261	395	212	12,495	1,544	199

Total comprehensive income for the period		119,884	600,979	1,909	282,381	525,883	4,500

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For six months ended September 30, 2013

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Accumulated deficit	Total Equity
Balance at April 1, 2013	1,329,203	18,267,148	224,276	29,414	(13,538,619)	6,311,422

Total comprehensive income/ (loss) for the period	-	-	-	12,496	269,886	2,82,382

Transactions with owners, recorded directly in equity
Issue of Share Capital	93,750	206,250	-	-	-	300,000
Share-based payments	-	-	43	-	-

Balance at September 30, 2013	1,422,953	18,473,398	224,319	41,910	(13,268,605)	6,893,975

For six months ended September 30, 2012

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Accumulated deficit	Total Equity
Balance at April 1, 2012	1,329,203	18,267,148	221,710	22,781	(13,990,188)	5,850,654

Total comprehensive income/ (loss) for the period	-	-	-	1,544	524,339	525,883

Transactions with owners, recorded directly in equity
Issue of Share Capital	-	-	-	-	-	-
Share-based payments	-	-	1,692	-	-	1,692

Balance at September 30, 2012	1,329,203	18,267,148	223,392	24,325	(13,465,849)	6,378,219

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)	Six Months ended September 30		September 30, 2013
	2013 Rs.	2012 Rs.	Convenience translation into US$
Cash flows from / (used in) operating activities
Profit/ (Loss) for the period	269,886	524,339	4,301
Adjustments for:
Depreciation and amortization	511,781	416,469	8,153
Profit from sale of shares in associate considered separately	-	(657,578)	-
Loss/ (gain) on sale of property, plant and equipment	(425)	(403)	(7)
Provision for doubtful receivables and advances	83,462	35,646	1,330
Customs duty credit entitlement written off	26,264	24,616	418
Stock compensation expense	43	1,682	1
Net finance expense / (income)	128,027	74,209	2,040
Unrealized (gain)/ loss on account of exchange differences	34,431	34,872	549
Amortisation of Leasehold Prepayments	2,493	4,941	40
	1,055,962	458,793	16,825

Change in trade and other receivables	(813,415)	(802,371)	(12,959)
Change in inventories	94,307	(35,692)	1,502
Change in other assets	228,746	24,716	3,644
Change in trade and other payables	449,980	162,800	7,169
Change in employee benefits	7,785	11,407	124
Change in deferred revenue	100,569	196,006	1,602
	1,123,934	15,659	17,907
Income taxes (paid)/ refund received	112,799	141,400	1,797
Net cash from / (used in) operating activities	1,236,733	157,059	19,704

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(638,161)	(1,341,979)	(10,167)
Expenditure on intangible assets	(8,788)	(9,486)	(140)
Proceeds from sale of property, plant and equipment	558	494	9
Proceeds from sale of shares in Associate and rights therein		1,390,270	-
Finance income received	47,022	52,599	749
Net cash used in investing activities	(599,369)	91,898	(9,549)

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

	Six months ended September 30		September 30, 2013
(In thousands of Rupees, except share data and as otherwise stated)	2013 Rs	2012 Rs	Convenience translation into US$
Cash flows from / (used in) financing activities
Proceeds from issue of shares on private placement (including share premium)	300,000	-	4,779
Proceeds from issue of shares on excercise of options (including share premium)		-
Proceeds from / (repayment of) borrowings, net	142,128	260,078	2,264
Finance expenses paid	(162,059)	(125,067)	(2,582)
Repayment of finance lease liabilities	(89,813)	(43,948)	(1,431)
Net cash from / (used) in financing activities	190,256	91,063	3,030

Net Increase/ (decrease) in cash and cash equivalents	827,620	340,020	13,185
Cash and cash equivalents at April 1	356,447	94,587	5,679
Effect of exchange fluctuations on cash held	3,548	2,663	57
Cash and cash equivalents at period end	1,187,615	437,270	18,921
Supplementary information
Additions to property plant and equipment represented by finance lease obligations	278,499	59,684	4,437

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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SIFY TECHNOLOGIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(In thousands of Rupees, except share, per share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited, is a leading internet services provider headquartered in Chennai, India. These Unaudited Condensed Consolidated Interim Financial Statements as at and for the three months and six months ended September 30, 2013 comprise the Company and its subsidiaries (Sify Software Limited, Sify Technologies (Singapore) Pte Limited, Hermit Projects Private Limited and Pace Infocom Park Private Limited) (together referred to as the ‘Group’ and individually as ‘Group entities’). The Group is primarily involved in providing services, such as Telecom services, Data Center Hosting Services, Cloud and Managed services, Application services and Technology Integration services. Sify is listed on the NASDAQ Global Select market in the United States.

2.	Basis of preparation

a.	Statement of compliance

The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended March 31, 2013.

These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on December 30, 2013.

b.	Functional and presentation currency

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries and affiliates. US dollar is the functional currency of Sify’s foreign subsidiary located in the US and Singapore.

The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the three months and six months ended September 30, 2013 have been translated into United States dollars (neither the presentation currency nor the functional currency) based on the reference rate in the City of Mumbai on September 30, 2013, for cable transfers in Indian rupees as published by the Reserve Bank of India which was Rs.62.77 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on September 30, 2013 or at any other date.

c.	Use of estimates

The preparation of these Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and, if material, their effects are disclosed in the notes to the financial statements.

In preparing the Unaudited Condensed Consolidated Interim Financial Statements, the significant judgements made by management in applying the Group’s accounting policies and key sources of estimating uncertainties were the same as that were applied to the consolidated financial statements as at and for the year ended March 31, 2013.

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3.	Significant accounting policies

The accounting policies applied by the Group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended March 31 2013 except the changes specified below on account of adoption of new accounting standards.

a.	Basis of consolidation

The financial statements of the Group companies are consolidated on a line-by-line basis. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. These financial statements are prepared by applying uniform accounting policies in use at the Group.

Introduction of IFRS 10, the Group has changed its accounting policy with respect to the basis for determining control. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

Previously, control existed when the Group had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that were currently exercisable were also taken into account.

In accordance with the transitional provisions of IFRS 10 (2011), the Group reassessed the control conclusion at April 1, 2013 and has concluded that there is no change to the scope of the entities to be consolidated as a result of the adoption of IFRS 10.

b.	Change in accounting policies

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from April 1, 2013.

1.	Amendments to IAS 1- Presentation of Items of Other Comprehensive Income (Refer statement of comprehensive income).

As a result of the amendments to IAS 1, the Group has modified the presentation of items of other comprehensive income in its consolidated statements of comprehensive income, to present separately items that would be reclassified to profit or loss in the future from those that would never be. Comparative information has also been re-presented accordingly.

The adoption of the amendment to IAS 1 has no impact on the recognised assets, liabilities and comprehensive income of the Group.

2.	IFRS 10 Consolidated Financial Statements (2011) (Refer 3.a)
3.	IAS 19 Employee Benefits (2011) (Revised IAS 19)*
4.	IFRS 11 Joint Arrangements*
5.	IFRS 12 Disclosure of Interests in Other Entities*
6.	IFRS 13 Fair Value Measurement*
7.	Amendments to IAS 32- Financial Instruments: Income taxes arising from distribution to equity holders*
8.	Amendments to IAS 34- Interim Financial Reporting: Segment information for total assets and liabilities*
9.	Amendments to IFRS 7 Financial Instruments: Disclosures*

* The adoption of these standards does not have any impact on the unaudited condensed consolidated interim financial statements of the group. IFRS 13 would have impact on disclosures in the annual financial statements

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c.	Recent accounting pronouncements

(i)	IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The standard is further amended in November 2013 to introduce new hedge accounting model with a choice to continue with hedge accounting under IAS 39. This amendment has removed the earlier mandatory effective date of 1st January 2015, though earlier application of standard is permitted. The effective date will be notified when the impairment provisions and limited revisions to measurement and recognition principles are finalised. The company would not be adopting the standard until the mandatory effective date is notified and any impact on consolidated financial statements would be assessed at such date in the future.

(ii)	Amendment to IAS 32 Offsetting of Financial Assets and Financial Liabilities: In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that an entity has a legally enforceable right to set-off if that right is not contingent on future event and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments also clarified that gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle. The company is required to adopt the amendment by accounting year commencing April 1,2014 and currently evaluating impact on the consolidated financial statements.

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4.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the six months ended September 30, 2013

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 01, 2013	Additions	Disposals	As at September 30, 2013	As at April 1, 2013	Depreciation for the year	Deletions	As at September 30, 2013	amount as at September 30, 2013
Building	777,419	1,259,000	-	2,036,419	260,421	36,350	-	296,771	1,739,648
Plant and machinery	6,113,788	391,072	219,817	6,285,043	4,379,345	397,990	236,617	4,540,718	1,744,325
Computer equipments	689,245	31,751	16,880	704,116	561,267	3,788	-	565,055	139,061
Office equipment	240,449	6,022	2,630	243,841	171,180	9,579	2,630	178,129	65,712
Furniture and fittings	745,058	399	49,084	696,373	622,930	25,124	49,084	598,970	97,403
Vehicles	2,456	-	-	2,456	1,326	484	-	1,810	646
Total	8,568,415	1,688,244	288,411	9,968,248	5,996,469	473,315	288,331	6,181,453	3,786,795
Add: Construction in progress									1,728,868
Total	8,568,415	1,688,244	288,411	9,968,248	5,996,469	473,315	288,331	6,181,453	5,515,663

The following table presents the changes in property, plant and equipment during the year ended March 31, 2013

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 01, 2012	Additions	Disposals	As at March 31, 2013	As at April 1, 2012	Depreciation for the year	Deletions	As at March 31, 2013	amount as at March 31, 2013
Building	777,419	-	-	777,419	232,667	27,754	-	260,421	516,998
Plant and machinery	5,731,924	415,512	33,648	6,113,788	3,788,648	608,832	18,135	4,379,345	1,734,443
Computer equipments	629,605	59,926	286	689,245	510,001	51,552	286	561,267	127,978
Office equipment	237,347	3,297	195	240,449	150,983	20,387	190	171,180	69,269
Furniture and fittings	739,994	5,209	145	745,058	563,931	59,126	127	622,930	122,128
Vehicles	4,747	-	2,291	2,456	2,647	970	2,291	1,326	1,130
Total	8,121,036	483,944	36,565	8,568,415	5,248,877	768,621	21,029	5,996,469	2,571,946
Add: Construction in progress									2,497,732
Total	8,121,036	483,944	36,565	8,568,415	5,248,877	768,621	21,029	5,996,469	5,069,678

As of September 30, 2013, Buildings included an amount of Rs.840,000 (March 31, 2013 : Rs. NIL) paid towards acquisition of building on a leasehold land belonging to Pace Info Com Park Private Limited by way of acquisition of the entire shareholding of its holding company M/s Hermit Projects Private Limited. As of March 31, 2013, the amount of Rs.808,785 was included under Construction work in progress.

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Leased assets

The Group’s leased assets include certain buildings, plant and machinery acquired under finance leases. As at September 30, 2013 the net carrying amount of buildings, plant and machinery and vehicles acquired under finance leases is Rs.219,131 (March 31, 2013: Rs. 224,291), Rs.311,961 (March 31, 2013: Rs. 233,193) and Rs.646 (March 31, 2013 : 1,130) respectively. During the six months ended September 30, 2013, the Group acquired leased assets of Rs. 292,371 (March 31, 2012 : Rs 404,307).

In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.

Construction in progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress..

5.	Intangible assets

Intangible assets comprise the following:

	September 30, 2013	March 31, 2013
Goodwill	14,595	14,595
Other intangible assets	556,348	586,027
	570,943	600,622

(i) Goodwill

The following table presents the changes in goodwill during the period ended

	September 30, 2013	March 31, 2013
Balance at the beginning of the period	14,595	14,595
Effect of movement in exchange rates	-	-
Impairment loss recognized during the period	-	-
Net carrying amount of goodwill	14,595	14,595

(ii) Other intangibles

The following table presents the changes in intangible assets during the six months ended September 30, 2013 and year ended March 31, 2013.

	Technical know- how	Bandwidth Capacity	Customer related intangibles	Software	License fees	Total
(A) Cost
Balance as at April 1, 2012	82,753	-	200,570	438,683	50,000	772,006
Acquisitions during the year	-	553,302	-	21,182	-	574,484
Disposals during the year	-	-	-	-	-	-
Balance as at March 31, 2013	82,753	553,302	200,570	459,865	50,000	1,346,490
Acquisitions during the year	-	-	-	8,840	-	8,840
Disposals during the year	-	-	-	(19,157)	-	(19,157)
Balance as at September 30, 2013	82,753	553,302	200,570	449,548	50,000	1,336,173

(B) Amortization
Balance as at April 1,2012	82,753	-	200,570	384,145	13,406	680,874
Amortization for the year	-	46,090	-	30,999	2,500	79,589
Impairment loss on intangibles	-	-	-	-	-	-
Balance as at March 31,2013	82,753	46,090	200,570	415,144	15,906	760,463
Amortization for the year	-	23,045	-	14,171	1,250	38,466
Impairment loss on intangibles	-	-	-	-	-	-
Deletions	-	-	-	(19,104)		(19,104)
Balance as at September 30,2013	82,753	69,135	200,570	410,211	17,156	779,825

(C) Carrying amounts
As at March 31, 2013	-	507,212	-	44,719	34,094	586,027
As at September 30, 2013	-	484,167	-	39,337	32,844	556,348

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6.	Cash and cash equivalents

Cash and cash equivalents as at September 30, 2013 amounted to Rs.1,374,907 (March 31, 2013: Rs. 849,854). This excludes cash-restricted of Rs.234,199 (March 31, 2013: Rs. 151,198), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

	September 30, 2013	March 31, 2013	September 30,2012	March 31, 2012
Non current

Against future performance obligation		-	-	-
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	234,199	151,198	57,537	150,533
Total restricted cash	234,199	151,198	57,537	150,533
(b) Non restricted cash
Current
Cash and bank balances	1,374,907	849,854	849,522	742,235

Total cash (a+b)	1,609,106	1,001,052	907,059	892,768
Bank overdraft used for cash management purposes	(421,489)	(644,606)	(469,789)	(798,180)
Less: Non current restricted cash	-	-	-	-
Cash and cash equivalents for the statement of cash flows	1,187,617	356,446	437,270	94,588

7.	Lease prepayments

	September 30, 2013	March 31, 2013
Towards land and buildings*	351,065	355,347
	351,065	355,347

* Includes Rs.295,258 (March 31, 2013: Rs. 302,509) paid for acquiring leasehold rights of land for construction of Data center in Noida, India. The prepayment towards land is amortized over the period of the lease on a straight line basis. In respect of buildings under operating lease, prepayments are amortized over the lease term on a straight line basis.

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8.	Trade and other receivables

Trade and other receivables comprise:

	September 30, 2013	March 31, 2013
(i) Trade receivables, net	3,293,965	2,708,879
(ii) Other receivables including deposits	1,051,921	1,037,549
(iii) Construction contract related accruals	47,600	49,139
	4,393,486	3,795,567

Trade receivables consist of:

	September 30, 2013	March 31, 2013
Trade receivables from related parties		-
Other trade receivables	3,550,870	2,919,438
	3,550,870	2,919,438
Less: Allowance for doubtful receivables	(256,905)	(210,559)
Balance at the end of the period	3,293,965	2,708,879

The activity in the allowance for doubtful accounts receivable is given below:

	For the year ended
	September 30, 2013	March 31, 2013
Balance at the beginning of the period	210,559	193,242
Add : Additional provision, net	110,000	186,600
Less : Bad debts written off	(63,654)	(169,283)
Balance at the end of the period	256,905	210,559

9.	Employee benefits

	September 30, 2013	March 31, 2013
Gratuity payable	20,646	23,160
Compensated absences	27,920	29,069
	48,566	52,229

Gratuity cost

The components of gratuity cost recognized in the income statement for the three months and six months ended September 30, 2013 and 2012 consists of the following:

	Three months ended September 30, 2013	Three months ended September 30, 2012	Six months ended September 30, 2013	Six months ended September 30, 2012

Service cost	4,004	3,975	8,008	7,950
Interest cost	1,249	1,266	2,550	2,593
Expected returns on plan assets	(787)	(787)	(1,624)	(1,632)
Net gratuity costs recognized in statement of income	4,466	4,454	8,934	8,911

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Details of employee benefit obligation and plan asset are as follows:

	September 30, 2013	March 31, 2013
Present value of projected benefit obligation at the end of the year	60,903	65,723
Funded status of the plans	(40,257)	(42,563)
Recognized (asset) / liability	20,646	23,160

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	September 30, 2013	March 31, 2013

Projected benefit obligation at the beginning of the period	65,723	62,610
Service cost	8,008	15,900
Interest cost	2,550	4,876
Actuarial (gain) / loss	(11,448)	(5,835)
Benefits paid	(3,930)	(11,828)
Projected benefit obligation at the end of the period	60,903	65,723

Change in plan assets	September 30, 2013	March 31, 2013

Fair value of plan assets at the beginning of the period	42,563	43,095
Expected return on plan assets	1,624	3,296
Actuarial gain / (loss)		-
Employer contributions	-	8,000
Benefits paid	(3,930)	(11,828)
Fair value of plan assets at the end of the period	40,257	42,563

Actuarial Assumptions at reporting date:

	As at September 30, 2013	As at March 31, 2013
Discount rate	9.00% p.a	8.60% p.a
Long-term rate of compensation increase	8.00% p.a	8.00% p.a
Rate of return on plan assets	8.00% p.a	8.00% p.a

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Remeasurement of defined benefit plans recognised in other comprehensive income

The amount gains and losses on Remeasurement of defined benefit plans recognized directly in other comprehensive income for the six months ended September 30, 2013 and 2012 are as follows:

	Six months ended September 30, 2013	Six months ended September 30, 2012
Gain or (loss) on Remeasurement of defined benefit plans	11,448	959
	11,448	959

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10.	Revenue

	Quarter ended		Six months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Rendering of services
Service revenue	2,091,341	1,755,054	4,188,707	3,452,836
Installation service revenue	314,717	215,802	786,766	409,580
	2,406,058	1,970,856	4,975,473	3,862,416
Sale of products	98,776	88,143	157,735	169,325
Total	2,504,834	2,058,999	5,133,208	4,031,741

11.	Cost of goods sold and services rendered

Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating income.

12.	Personnel expenses

	Quarter ended		Six months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Salaries and wages	289,798	361,851	610,027	708,195
Contribution to provident fund and other funds	19,825	13,593	34,902	39,604
Staff welfare expenses	3,535	10,560	7,451	14,572
Employee Stock compensation expense	12	439	43	1,692
	313,170	386,443	652,423	764,063

Attributable to Cost of goods sold and services rendered	187,404	223,286	367,120	451,174
Attributable to selling, general and administrative expenses	125,766	163,157	285,303	312,889

13.	Financial income and expense

	Quarter ended		Six months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Interest income on bank deposits	9,426	10,321	18,774	14,577
Others	15,772	26,709	17,746	28,399
Finance income	25,198	37,030	36,520	42,976
Interest expense on financial liabilities leases	35,587	8,062	53,815	12,534
Bank charges	21,409	14,292	40,837	22,894
Other interest	42,734	31,993	69,895	81,757
Finance expense	99,730	54,347	(164,547)	117,185
Net finance income / (expense) recognised in profit or loss	(74,532)	(17,317)	(128,027)	(74,209)

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14.	Earnings / (loss) per share

The calculation of basic earnings / (loss) per share for the quarter and six months ended September 30, 2013 is based on the earnings / (loss) attributable to ordinary shareholders:

	Quarter ended		Six months ended
	September 30, 2013	September 30, 2012	September 30, 2013	September 30, 2012
Net profit / (loss) – as reported	106,623	600,584	269,886	524,339

Weighted average number of shares – Basic	133,943,917	131,638,589	133,943,917	133,638,589
Basic earnings /(loss) per share	0.80	4.56	2.01	3.93

Weighted average number of shares – Diluted	133,943,917	131,651,387	133,943,917	133,651,387
Diluted earnings /(loss) per share	0.80	4.56	2.01	3.93

Note 1:	During the year ended March 31, 2011, 125,000,000 ordinary shares were issued to the existing promoter group on a private placement basis. As of September 30, 2013, these shares were partly paid up to the extent of Rs.7.00 (March 31, 2013 : Rs.6.25) per share.

15.	Segment reporting

Enterprises these days, are entertaining only those services providers who provided services across the ICT ecosystem. More importantly, for better RoI , they were consolidating their outsourcing to these select number of service providers who could extend and monitor their entire range of IT engagements. Translated, it meant their time and energies was spent working with fewer and more focussed service providers. Sify has a wide variety of services and solutions for the entire ICT eco-system. The Group can provide depth and elasticity by consolidating these services across several price points and implementation scale. Sify was in the enviable position of having credible results to back their wide range of solutions and services. All it required was to consolidate our entire range of services into elastic offerings based on reach and impact.

So, Sify reorganised its business offerings into the following offerings.

a)	Telecom Services – consisting of domestic Data, International Data, Wholesale Voice and Collaborative Tools consisting of Audio and Video conferencing solutions.
b)	Data Centre Services - currently providing Co-location services for enterprise class clients.
c)	Cloud & Managed Services – consisting of IT infra services, IT transformation Services, Remote and Onsite Infrastructure Management services and Delivery platforms.
d)	Applications Services – consisting of Application Development and Maintenance, Application testing, Mobility solutions, eLearning, Portal services, Tools, Process and Automation.
e)	Technology Integration Services – consisting of Data Centre Build, Network Integration, Information security and End User computing

The Chief Operating Decision Maker (“CODM”), i.e, The Board of Directors and the senior management, evaluate the Group’s performance and allocate resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is “Earnings/loss before interest, taxes, depreciation and amortization” also referred to as “segment operating income / loss”. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, is allocated to Telecom Services. Manpower costs of Technology resources rendering services to support Infrastructure operations, Managed services and Application services, are identified to an operating segment specifically. The Group believes that the resulting allocations are reasonable.

Certain expenses, such as depreciation and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Group.

A significant part of the fixed assets used in the Group’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. As a result the measures of segment assets and liabilities are not regularly reviewed by the CODM and hence disclosures relating to segment assets and liabilities have not been provided.

The Group’s operating segment information for the quarter ended September 30, 2013, 2012 and six months ended September 30, 2013, 2012, are presented below:

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Quarter ended September 30, 2013

	Telecom Services	Datacenter Services	Cloud and Managed Services	Technology Integration Services	Application Services	Total
Segment revenue	1,725,506	300,443	95,211	160,353	223,321	2,504,834
Allocated segment expenses	(1,214,501)	(235,705)	(110,487)	(167,312)	(131,427)	(1,859,432)
Segment operating income / (loss)	511,005	64,738	(15,276)	(6,959)	91,894	645,402
Unallocated expenses:
Selling, general and administrative expenses						(222,100)
Depreciation and amortization						(250,892)
Other income / (expense), net						8,745
Finance income						25,198
Finance expenses						(99,730)
Profit / (loss) before tax						106,623
Income tax (expense) / benefit						-
Profit / (loss) for the year						106,623

Quarter ended September 30, 2012 (As adjusted)

	Telecom Services	Datacenter Services	Cloud and Managed Services	Technology Integration Services	Application Services	Total
Segment revenue	1,237,342	302,895	149,176	191,939	177,647	2,058,999
Allocated segment expenses	(983,111)	(255,743)	(67,168)	(218,822)	(193,850)	(1,718,694)
Segment operating income / (loss)	254,232	47,152	82,008	(26,883)	(16,203)	340,305
Unallocated expenses:
Selling, general and administrative expenses						(188,945)
Depreciation and amortization						(207,928)
Other income / (expense), net						16,891
Finance income						37,030
Finance expenses						(54,347)
Profit from sale of shares in Associate and rights therein						657,578
Profit / (loss) before tax						600,584
Income tax (expense) / benefit						-
Profit / (loss) for the year						600,584

Six months ended September 30, 2013

	Telecom Services	Datacenter Services	Cloud and Managed Services	Technology Integration Services	Application Services	Total
Segment revenue	3,484,189	601,779	203,534	423,371	420,335	5,133,208
Allocated segment expenses	(2,568,673)	(452,082)	(198,085)	(440,168)	(269,772)	(3,928,780)
Segment operating income / (loss)	915,516	149,697	5,449	(16,797)	150,563	1,204,428
Unallocated expenses:
Selling, general and administrative expenses						(315,860)
Depreciation and amortization						(511,781)
Other income / (expense), net						21,127
Finance income						36,520
Finance expenses						(164,548)
Profit / (loss) before tax						269,886
Income tax (expense) / benefit						-
Profit / (loss) for the year						269,886

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Six months ended September 30, 2012 (As adjusted)

	Telecom Services	Datacenter Services	Cloud and Managed Services	Technology Integration Services	Application Services	Total
Segment revenue	2,413,835	618,102	227,134	437,331	335,339	4,031,741
Allocated segment expenses	(1,982,038)	(495,145)	(137,613)	(395,468)	(371,681)	(3,381,945)
Segment operating income / (loss)	431,797	122,957	89,521	41,863	(36,342)	649,796
Unallocated expenses:
Selling, general and administrative expenses						(313,279)
Depreciation and amortization						(416,469)
Other income / (expense), net						20,922
Finance income						42,976
Finance expenses						(117,185)
Profit from sale of shares in Associate and rights therein						657,578
Profit / (loss) before tax						524,339
Income tax (expense) / benefit						-
Profit / (loss) for the year						524,339

Revenue reclassifications

For the quarter ended September 30, 2012

Previous operating segments	Enterprise services	Software services	Revised operating segments
As previously reported	1,881,352	177,647	2,058,999
Telecom services	(1,237,342)	-	1,237,342
Datacenter services	(302,895)		302,895
Cloud and Managed services	(149,176)		149,176
Technology Integration services	(191,939)		191,939
Application services		(177,647)	177,647
Revised revenue	-	-	2,058,999

For the six months ended September 30, 2012

Previous operating segments	Enterprise services	Software services	Revised operating segments
As previously reported	3,696,402	335,339	4,031,741
Telecom services	(2,413,835)	-	2,413,835
Datacenter services	(618,102)		618,102
Cloud and Managed services	(227,134)		227,134
Technology Integration services	(437,331)		437,331
Application services		(335,339)	335,339
Revised revenue	-	-	4,031,741

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Operating cost reclassifications:

For the quarter ended September 30, 2012

Previous operating segments	Enterprise services	Software services	Revised operating segments
As previously reported	1,524,844	193,850	1,718,694
Telecom services	(983,111)	-	983,111
Datacenter services	(255,743)		255,743
Cloud and Managed services	(67,168)		67,168
Technology Integration services	(218,822)		218,822
Application services		(193,850)	193,850
Revised Operating Costs	-	-	1,718,694

For the six months ended September 30, 2012

Previous operating segments	Enterprise services	Software services	Revised operating segments
As previously reported	3,010,264	371,681	3,381,945
Telecom services	(1,982,038)	-	1,982,038
Datacenter services	(495,145)		495,145
Cloud and Managed services	(137,613)		137,613
Technology Integration services	(395,468)		395,468
Application services		(371,681)	371,681
Revised Operating Costs	-	-	3,381,945

16.	Capital commitments

Contracts pending to be executed on capital account as at September 30, 2013 and not provided for amounted to 741,271 (March 31, 2013 Rs. 412,698) .

Operating leases: The Group leases office buildings and other equipments under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. The schedule of future minimum rental payments in respect of operating leases is set out below:

Non-cancellable operating lease obligations	Total	Less than 1 year	1-5 years	More than 5 years
As at September 30, 2013	1,746,991	117,006	531,019	1,098,965
As at March 31, 2013	1,803,863	113,744	519,254	1,170,865

17.	Legal proceedings

a)	The Company and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Company’s initial public offering of American Depository Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Company’s ADSs from the time of Company’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Company’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Company’s ADSs in the IPO and the aftermarket. The complaint also alleges that Company violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

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On April 2, 2009, the parties lodged with the Court a motion for preliminary approval of a proposed settlement between all parties, including the Company and its former officers and directors.  The proposed settlement provides the plaintiffs with $586 million in recoveries from all defendants.  Under the proposed settlement, the Issuer Defendants collectively would be responsible for $100 million, which would be paid by the Issuers’ insurers, on behalf of the Issuer Defendants and their officers and directors.

Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers.  On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On October 6, 2009, the District Court issued an order granting final approval of the settlement.  Subsequent to the final approval of Settlement agreement by the District court, there were several notices of appeal filed.  Most were filed by the same parties that objected to the settlement in front of the District Court.  These appeals were consolidated into a single appeal and briefing schedule was held. On January 9, 2012 the class counsel and objectors counsel entered into a settlement agreement, which includes an agreement to dismiss the above appeal. Thus the above Appeal has been dismissed with prejudice confirming the Settlement agreement entered before the District Court.

As of September 30, 2013, the exposure under this settlement has been settled by the insurer as per the settlement agreement.

b)	Proceedings before Department of Telecommunications

(i)	License fees

•	On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for Rs.14 million after correcting the arithmetical error in the assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for Rs.26 million.

The above demands were made by the DoT on the premise that all amounts of income (whether direct or indirect) including certain items like other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets & provision written back, that have got anything to do with telecom operations of the Company or arise in connection with the Telecom business of the Company, are to be considered as income for the purpose of calculation of the license fee. The company has replied suitably on the above demand notice.

The service providers had approached Telecom Disputes Settlement & Appellate Tribunal (‘TDSAT’) on what all items of income are liable for calculation of license fee and what all items of income on which license fees are not liable to be paid. TDSAT by its order clarified on the above. The TDSAT order was challenged by DoT in Supreme Court of India and the Supreme Court has set aside the TDSAT order. The service providers through their associations are contemplating for further appeal in Supreme Court by way of review petition. Sify believes that inspite of the Supreme Court order, the above demands are not tenable under law nor fit into the definition of Adjusted Gross Revenue as defined by DoT. The company believes it has adequate defenses for these demands and the ultimate outcome of these actions may not have a material adverse effect.

(ii)	In November 2009, the Company received a demand notice pertaining to the allocation of spectrum in the 3.3-3.4 GHz frequency, from DoT, demanding Rs.345 million (US $ 7.05 million) towards spectrum charges payable from the date of issue of allocation letter for 170 Base Stations. As per the notice, in case no payment is received within 15 days from the date of issue of the notice, then it would be presumed that the Company is no longer interested for the frequency assignments in 3.3-3.4 GHz band.

Whilst the Company received allotment letter for Spectrum in 3.3 GHz band (3303.5/3353.5 MHz) (Total 12 MHz) the Company had neither started any operations in this frequency band nor had applied for any Operating License from DOT/ Wireless Planning Commission (WPC). The Company believes that the obligation to make payment will arise only after obtaining the operating license from DOT/WPC.  The Company also believes that it has adequate legal defences for these demands, as the Company has not yet obtained any operative license, hence such demand is not tenable Nevertheless, the Company has as a commitment to hold and use the spectrum in the above band has paid Rs.11.56 million towards 40 Base Stations and has surrendered the remaining 130 Base Stations.  The Company believes that the ultimate outcome of these actions will not have a material adverse effect.

c)	The company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at September 30, 2013, the Company believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgement in all these cases, the maximum financial exposure would be Rs.10.6 million (March 31, 2013: Rs. 10.6 million).

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18.	Related parties

The following is a summary of significant transactions with related parties during the six months ended September 30, 2013 and September 30, 2012:

Transactions	Six months ended September 30, 2013	Six months ended September 30, 2012
Consultancy services received	120	120
Share capital and share premium money received from promoter group	300,000	-
Lease rentals paid (Refer notes below)	2,166	2,166
Amount of outstanding balances
Advance lease rentals and refundable deposits made (Refer note below)	2,558	2,558

Notes:

1.	The Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of Rs.75 per month.

2.	The Company had entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr.Ananda Raju Vegesna, Executive Director of the Company and Mr Raju Vegesna, Chairman of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of Rs.30 per month.

19.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors have established a risk management policy to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group’s activities. The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the risk management framework. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.

Cash and cash equivalents and other investments

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, and also to investments made in mutual funds.

Guarantees

The Group’s policy is to provide financial guarantees only to subsidiaries.

The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.

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Liquidity risks: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.

Market risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period
•	Estimating the net-exposure in foreign currency, in terms of timing and amount
•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

20.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the company approved the issuance, in a private placement, of up to an aggregate of 125,000,000 of the company’s equity shares, par value Rs.10 per share (“Equity shares”) at a discount compared to market value of , for an aggregate purchase price of Rs.4,000,000, to a group of investors affiliated with the company’s promoter group, including entities affiliated with Mr Raju Vegesna, the company’s Chairman and Managing Director and Mr Ananda Raju Vegesna, Executive Director and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

On October 22 2010, the company entered into a Subscription Agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the Offering. In pursuance of the Agreement, the company issued and allotted 125,000,000 equity shares to M/s Raju Vegesna Infotech and Industries Private Limited (“RVIIPL”), a promoter group company. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company.

On August 14, 2011, the company received a letter from RVIIPL expressing its intention to transfer the above partly paid shares to its wholly owned subsidiary M/s Ramanand Core Investment Company Private limited (“RCICPL”). The company, on August 26, 2011, registered such transfer of partly paid shares in the name of RCICPL.

On September 7, 2011, the parties entered into an amendment to the Subscription Agreement (the “Amendment”) extending the validity of the agreement period to September 26, 2013. This agreement was further amended on August 21, 2013 that provided the Board of Directors of the Company with additional time to call upon the purchasers to pay the balance money, in accordance with the terms of the Subscription Agreement.

As on March 31, 2013, these shares are partly paid to the extent of Rs. 6.25 per share. During the period, the company received Re. 0.75 per share under the agreement. Hence these shares are paid to the extent of Rs. 7.00 per share as on September 30,2013. Until the full purchase price is paid by the purchasers, the company retains a lien on the equity shares purchased in connection with the Offering. As of September 30, 2013, entities affiliated with our Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the above Offering.

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21.	Group entities

The following are the entities that comprise the group as of September 30, 2013 and March 31, 2013:

Particulars	Country of incorporation	% of Ownership interest
Significant subsidiaries		September 30, 2013	March 31, 2013
Sify Software Limited (formerly known as Sify Networks Private Limited)	India	100	100
Sify Technologies Singapore Pte. Ltd	Singapore	100	100
Hermit Projects Private Limited	India	100	100
Pace Info Com Park Private Limited	India	100	100

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Item 2. Information on the Company

Sify Business Model

Historically the growth of the Internet and other network services in India has been inhibited by relatively high input costs for certain market segments and poor user experiences caused by an inadequate telecommunications infrastructure and slow network connection speeds. The last decade has seen the market maturing to a acceptable level of technology growth and this has spurred a new generation of enterprise class service providers , providing services and solutions to enterprise clients. These have been supported by the Government push to larger scale automation across all socially relevant endeavours

We are committed to expanding and enhancing our private network backbone and to providing high quality technical support to attract users to our services. We believe that our services provide our customers with the ability to exchange information, communicate and transact business over the Internet with speed, efficiency, reliability and security superior to other Internet service providers.

Key advantages of the Sify business model include:

•	End-to-end network solutions for business customers. We provide our business customers with a comprehensive range of Internet, connectivity, security and consulting, hosting and managed service solutions complemented by a broad base of web-based business applications. Our corporate services range from dedicated Internet access, virtual private networks, security, web implementation, electronic commerce solutions and web hosting. Our end-to-end solutions enable our corporate customers to address their networking and data communication needs efficiently without having to assemble products and services from different value-added resellers, Internet service providers and information technology firms.

•	National private Internet protocol network backbone and Wireless delivery on the last mile. We operate a large national Internet protocol data network in India. As of September 30, 2013, we owned and operated over 1100 points of presence serving more than 1800 locations across India. Our network provides the platform to deliver Internet access and the backbone to provide a full range of corporate network/data services to consumers. A significant portion of our last mile delivery for corporates, and almost the entire e-port cybercafé network and hi–speed / broadband delivery to homes, is on the wireless mode, thereby enabling us to implement and deliver superior services compared to the wire line medium.

•	Data center services : We provide world class certified hosting services both as co-location , BOT and on Cloud. Each of these services are certified by the best in the business and constantly updated to provide the latest in line of service to our customers. These services are enabled with top of the line parternships from multiple geographies , retrofitted to Indian client needs.

•	Cloud and Managed services. We have customer engagements in all aspects of infrastructure services, networks security and hosting. We believe our customers gain value and benefit from better TCO from our managed managed infrastructure and security services by utilising our experience and skill sets. We are constantly looking at ways to efficiently manage customer assets remotely, thus providing focused superior service at lower cost.

•	Application services : With time most of our clients have reverted seeking Applciation services to run on top of our network. To them it translated to single point of control across Infrastructure and Applications . Over the years , we have taken our accumulated skill sets to the market to provide both onsite and off shore applications.

Strategy

Our goal is to become the premier ICT solutions and Services leader offering end to end technology solutions to businesses in India. Our principal business strategies to accomplish this objective are discussed below:

•	Invest in the continued enhancement and expansion of our network infrastructure to support customer growth, enter into new markets and accommodate increased customer usage. We intend to continue to increase the capacity and geographic reach of our network in order to support subscriber growth, enter new markets and accommodate increased customer usage. We are committed to using proven technologies and equipment and to providing superior network performance. Our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi Protocol Label Switching (MPLS) compliant. We have acquired adequate capacity of bandwidth lines, all from major telecommunications companies, which ensures that there is an assured supply of bandwidth service being provided to Sify’s customers without any disruptions. To ensure undisrupted high quality service and to achieve cost efficiencies, we have invested in a under sea cable consortium. The capacity went live during the Q1 of 2012-13. We have also leased intercity links from multiple suppliers including BSNL, Bharti, TATA, Railtel and Power Grid Corporation, such that each one of our nodes is accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its structure and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost effective manner. Over the years we have designed and built five data centers in Mumbai, Chennai, Bangalore Airoli and Noida. We intend to invest in additional data centers, and are currently building our sixth world class data center at at Rabale in Mumbai.

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•	Expand our services with new technologies to enable customers to use the Internet more effectively. We are continually seeking to expand the breadth of our service offerings with new technologies. We have previously introduced a number of other services, including VoIP, video conferencing, audio conferencing, e-mail designed for regional Indian dialects and a user influenced portal site..

•	Expand our customer distribution channels through strategic alliances to take advantage of the sales and marketing strength of our strategic partners. We intend to continue to expand our customer acquisition channels, for both our consumer Internet access and corporate network/data services.

•	Pursue selective strategic investments, alliances and acquisitions to expand our customer base, increase utilization of our network and add new technologies to our service mix. We believe that our growth can be supplemented by selective acquisitions of complementary businesses. We may seek to expand our market presence in our corporate network business through the acquisition of data center, managed services or application services companies serving India, the United States or other complimentary markets. We will also consider aligning with geographically strong players who can take our service bouquet to a larger segment of the market.

•	Expand into international markets for providing remotely managed network services. Our network and application level support can be provided remotely with minimum on-site presence. We are seeking to provide these services to international markets. The tools utilized to provide these services were developed in-house and and are constantly upgraded to meet customer requirements. We expect our expertise in network management, to enable us to deliver these services to international customers at lower costs.

•	Superior end-user performance and customer support. We believe that we provide a high level of customer service, network performance and technical support to maximize customer satisfaction. A significant number of our employees are engaged in our customer service or technical support departments, which operate 24 X 7. Our network engineers continually monitor network traffic and congestion points to deliver high quality consistent network performance. Our backend processes are ISO compliant for network operations, data center operations and customer care. Our strategy of providing superior network performance and customer service is designed to result in significant customer growth from referrals and industry recognition.

Service Offerings

Telecom Services. These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. We do this by leveraging our national Tier 1 IPV6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards.

Our cable landing station and our investment in submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 3 major submarine cables; namely Gulf Bridge International (GBI), Europe India Gateway (EIG) and the Middle Eastern and North African cable (MENA)

Our connectivity clients can pick from a range of services; namely the following.

•	SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:

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•	SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

•	GlobalSite Connect, an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Level 3, KDDI, and PCCW Global to name a few.

•	ExpressConnect, which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

•	RoamConnect, is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

•	PartnerConnect is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.

Our suite of conferencing tools consist of Audio and Video solutions; most differentiating among being that the video solution in partnership with a world leader, does not require a room conferencing solution thereby arming the modern enterprise with real time data straight from the markets.

Data Centers Hosting. We operate 5 Tier III Data centers of which two are located in Mumbai (Bombay), one each at Noida (Delhi), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks orhire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Cloud & Managed Services. Our on-demand hosting (cloud) services offers end-customers with the best in class solutions to Enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run..

Our Remote and Onsite Infrastructure Management services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing.

Application services.

Our range of web-applications include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

Our Application services operates two of India’s biggest online portals, such as www.sify.com, www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.

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•	The finance channel of Sify http://sify.com/finance/ covers the entire spectrum of equity markets, business news, insurance, mutual funds, loans, SME news and a host of paid and free financial services.

•	The sports channel http://sify.com/sports/ covers the entire gamut of Indian and international sports with special focus on cricket..

•	We also host WWE updates as a standalone service http://wwe.sify.com/ for users.

•	The food channel www.bawarchi.com focuses on Indian recipes and cooking and is especially popular among non-resident Indians (NRIs) audiences with over 90% of its content being user generated

•	Our NRI news portal, www.samachar.com, focuses on Indian news and allows NRIs to stay connected to India by aggregating news from across all popular newspapers and other news portals. This portal provides a range of news in English and five Indian languages. Apart from Samachar we have another India targeted news channel http://sify.com/news/ which offers national and international general, political and offbeat news.

•	The online shopping mall http://shopping.sify.com/, stocks products from India’s leading brands and products. We believe that it offers competitive prices and a secure and convenient method of payment. Users can buy using their credit or debit card, pay cash on delivery or send a check.

•	Movies channel on Sify http://sify.com/movies/ is one of the key channels which offer updates from Bollywood/ Hollywood and all regional film industries. The content includes movie reviews, industry news, video galleries, photo galleries, downloads (photos) etc.

•	Games channel of Sify http://games.sify.com/ offers multiple scoring non scoring games. Games include cricketing games, racing games, football specific games etc

We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, , including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data & access security over the Internet. We also provide infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

Technology Integration services. Our myriad mix of solutions give us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benfit of accumulated our knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client need to interact with a singular service provider saving them both implementation and documentation efforts.

Corporate Customers

We have established a diversified base of corporate customers in a variety of data intensive industries, including information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. Our corporate customer base has grown to over 3500 customers. The increased scope of the services we offer, particularly the provision of broadband services to our existing customers and International IPVPN services along with the increased reach of our network, has increased our market base.

The Company does not currently anticipate that it will serve markets in, or have any contacts with, Sudan, Iran or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State. As of the date of this Report, the Company has not provided into Iran, Sudan, or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State directly or indirectly, any products, equipment, software, technology, information or support, and has no agreements, arrangements, or other contacts with the governments of those countries or entities they control.

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Customer Service and Technical Support

We believe that excellent customer support is critical to our success in attracting and retaining subscribers. We currently provide customer service and technical support via a local telephone call in most of the cities in which we have a point of presence. Our web-based help desk and MIS system provide online information to our clients. Subscribers can also e-mail their questions directly to a customer service and technical support address at our Company. Our customer service and technical support staff handles all questions regarding a subscriber’s account and the provision of our services and is available 24-hours-a-day, seven-days-a-week.

Sales and Marketing

The principal focus of our sales and marketing staff is to acquire new customers and maintain cordial relationship with the existing corporate customers. We seek to penetrate this market through trade publication ads, industry trade shows and seminars for the benefit of industry associations and potential customers. As of September 30, 2013, we had over 300 employees dedicated to sales and marketing exclusively for our corporate offerings.

Technology and Network Infrastructure

We operate a national IP / MPLS data network with over 1100 points of presence serving more than 1800 locations across India. We operate our network facilities and customer service operations, which gives us greater control over the utilization and quality of our network. We have designed and built our network using advanced technologies and equipment which will enable us to continue to expand the geographic range of our network, integrate improved data processing technologies and enhance speed and capacity with little or no disruption to our customers.

Services Offered: We offer the following services to our Enterprise and consumer customers using our network.

•	Internet access services,
•	IP/ MPLS Virtual private networks,
•	Internet based Voice services

Geographic Coverage. Through our national network of points of presence, our business and consumer customers are able to access their application through our network in India via our wireless local loop, local leased lines or a local phone call on dial-up or through our cybercafé chain. We have over 1100 points of presence, or POPs. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a Star and meshed topology architecture. Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connecting to the customer can be a leased line, ISDN or point-to-multipoint radio link.

Network Architecture. We ensure network reliability and network redundancy through a multi-point mesh network.. We use routers to route traffic between nodes interconnected using a high speed interface. Most of our applications and network verification servers are manufactured by world leader in technology.

The primary nodes on the backbone network are connected by multiple high-speed fiber optic lines that we lease from long distance operators. The secondary nodes are connected by lower speed leased lines. A number of nodes are accessible from at least two other nodes, if not, by two long distance operators, allowing us to reroute traffic in the event of failure on one route. We reduce our exposure to failures on the local loop by usually locating our points of presence within range of service providers switching equipment and purchasing connectivity from multiple providers. To further maximize our network uptime, we are almost completely connected on fiber optic cables to the switching points of our service providers from our POPs.

In addition to a fundamental emphasis on reliability and security, our network design philosophy has focused on compatibility, interoperability, scalability and quality of service. We use Internet protocol with Multi Protocol Label Switching, or MPLS, to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture, thus ensuring little or no service disruption.

Network Operations Center. We maintain a network operation center located in Chennai (Madras) and a backup facility in Mumbai (Bombay). The Chennai facility houses our central network servers as well as our network staff who monitor network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

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Data Centre Infrastructure. We operate five Tier III Internet Data Centres, two in Mumbai, one each at Chennai, Bangalore and Noida. We offer managed hosting, security and infrastructure management services from these facilities. These data centres are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the data centers. The data centers conform to the tier III standards to cater to the security consideration of our customer servers. We intend to invest in additional data centers, and are currently building another world class data center at Rabale in Mumbai.

Competition

We face competition in each of our business line from both established and upcoming players. Some of these business are well entrenched while others are fragmented. In the case of the infrastructure heavy business of network and Data Center, competition is from world leaders in india and abroad. Whereas our suite of application services sees competition from the entire spectrum of marginal and established players. Availablity of investments to market disrupters is expected to intensify this competition and restrict the market pie. The market is seeing consolidation and shakedowns. In time, the differentiators will be quality of service, reliability and customer support. Price differences is expected to only marginally differentiate this competition.

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Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2013. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in our Annual report captioned “Risk Factors.”

Overview

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1100 cities and towns in India. This telecom network today connects 30 client Data Centers across India, in addition to Sify’s own 5 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengalurru.

Most of the company’s revenue is derived from Telecom services and Data Center services Sify also provides services that cater to the burgeoning demands of the SMB/SOHO community.

Sify is ISO 9001:2008 certified for Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Centre hosting, Integration services, security services and managed services. Sify has been certified in SSAE16 SOC2 Type II for Cloud Infrastructure. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

The company has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services.Sify Software develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. The business also operates two of the most popular internet portals in India, Sify.com and Samachar.com.

Telecom Services. These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. We do this by leveraging our national Tier 1 IPV6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards.

Our cable landing station and our investment in submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 3 major submarine cables; namely Gulf Bridge International (GBI), Europe India Gateway (EIG) and the Middle Eastern and North African cable (MENA)

Data Centers Hosting. We operate 5 Tier III Data centers of which two are located in Mumbai (Bombay), one each at Noida (Delhi), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks orhire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Cloud & Managed Services. Our on-demand hosting (cloud) services offers end-customers with the best in class solutions to Enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run..

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Our Remote and Onsite Infrastructure Management services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing.

Application services.

Our range of web-applications include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

Our Application services operates two of India’s biggest online portals, such as www.sify.com, www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.

We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, , including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data & access security over the Internet. We also provide infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

Technology Integration services. Our mix of solutions give us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benfit of accumulated our knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client need to interact with a singular service provider saving them both implementation and documentation efforts.

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled 'Risk Factors' and elsewhere in this Annual Report.

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Revenues

Telecom Services

These primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity, last mile connectivity (predominantly through wireless). We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service provided, scope of the engagement and the Service Level Agreement, or SLA. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network.

Data Center services

Revenue from Data center services include , revenue from co-location of space , racks , caged racks and on usage of power from large contracts. The contracts are mainly fixed rate for a period of time; but for consumption of power on large contracts.

Cloud and Managed Services

Revenue from Cloud and Managed services , are primarily from “ Cloud and On demand storage”, “ Domestic managed services and “ International managed services”. Contracts from Cloud and on demand storage , are primarily fixed and for a period of time. Revenues from Domestic and International manage services, comprises of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and couild also be based on T&M.

Technology Integration Service (TIS)

Revenues from TIS comprises of DC build services , Security services and from sale of Digital certificates. Contracts under TIS are based on completion of projects and could also be based on T & M .

Applications Services

Revenue from Application Services ( Apps SI ) comprises of Online Assessment , Web development , supply chain solutions and content management. Contracts are primarily fixed in nature for a period of time and also could be based on T & M.

Expenses

Cost of goods sold and services rendered

Telecom Services

Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards our Annual Maintenance Contract (AMC), the cost of installation in connectivity business and the costs incurred in providing Hosting services. In addition, the Government of India levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and Voice services under the NLD/ILD license .

Data Center Services

Cost of goods sold and services rendered for the Data center services consists of cost of electrical power consumed , cost of rental servers offered to customers and cost of licences used to provide services.

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Cloud and Managed Services

Cost of goods sold and services rendered for the Cloud and Managed services consists of cost of licences in providing services, cost of billable resources in case of International Managed services, Third party professionals engaged in providing services , associate costs of the delivery teams. and cost of opearations of DC build BOT projects.

Technology Integration Services

Cost of goods sold and services rendered consists of cost of hardware and software supplied for DC build projects , cost of digital certificates and platform usage , cost of security hardware and software supplied and cost of hardware and software procured for System integration projects.

Application Services

Cost of goods sold and services rendered consists of professionals charges payable to domain specialists and subject matter experts , cost of billable associates of e learning business, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites and other direct costs for the revenue streams.

Selling, general and administrative expenses

Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from three to eight years and, in the case of buildings, 28 years. Undersea cable capacity is amortised over a period of 12 years and other intangible assets with finite lives are amortised over three to five years.

Impairment

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at December 31.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. Corporate assets for the purpose of impairment testing are allocated to the cash generating units on a reasonable and consistent basis.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

Inventories

Inventories comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out principle) and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

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Deferred tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred taxation arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management's intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group's books as the tax liability is not with the group.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Quarter ended		Six months ended
	2013	2012	2013	2012
	%	%	%	%
Revenues	100	100	100	100
Cost of goods sold and services rendered	56.33	54.66	57.78	55.53
Other income/(expense)	0.35	0.82	0.41	0.52
Selling, general and administrative expenses	26.77	37.99	24.91	36.12
Depreciation and amortization expenses	10.02	10.10	9.97	10.33
Profit /(loss) from operating activities	7.23	(1.93)	7.75	(1.46)
Finance income	1.01	1.80	0.71	1.07
Finance expenses	3.98	2.64	3.21	2.91
Net finance income/(expense)	(2.98)	(0.84)	(2.49)	(1.84)
Profit on sale of equity accounted investee	-	31.94	-	16.31
Profit before tax	4.26	29.17	5.26	13.01
Income tax (expense)/ benefit	-	-	-	-
Net profit/(loss) for the year	4.26	29.17	5.26	13.01

Results of quarter ended September 30, 2013 compared to quarter ended September 30, 2012

Revenues

The growth in our revenues in fiscal 2013 from fiscal 2012 is given below

	Quarter ended September 30, 2013	Quarter ended September 30, 2012	Change	% Change

Revenues	2,505	2,059	446	22%

We have achieved a Revenue of Rs 2,505 Million ($ 39.90 Millions ), an increase in revenue of Rs. 446 Millions ($ 7.10 Millions). The increase is primarily contributed by the Telecom Services, supported by growth in Application services

We have changed the operating segments of the company from (i) Enterprise Services and (ii) Software Services to five operating segments namely (i) Telecom Services, (ii) Data Centre Services, (iii) Technology Integration Services, (iv) Cloud and Managed Services and (v) Applications Service effective 1st April 2013. Consequently we have done the analysis in this section based on the revised operating segments. (Refer Segment Note 15)

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The revenue by operating segments is as follows:

	Revenue		Percentage of revenue
	Quarter ended 2013	Quarter ended 2012	Six months ended 2013	Six months ended 2012	Growth %
Telecom Services	1,726	1,237	69%	60%	39%
Data Centre Services	300	303	12%	15%	-1%
Cloud and Managed Services	95	149	4%	7%	-36%
Technology Integration Services	160	192	6%	9%	-16%
Applications Services	223	178	9%	9%	26%
Total	2,505	2,059	100%	100%	22%

Revenue from Telecom Services has increased by Rs. 489 Million ($8 Million), Revenue from Data Business has increased by Rs. 219 Million ($ 3.49 Million) and revenue from voice business has increased by Rs 269 Million ($ 4.29 Million). This increase in Data business is primarily attributable to increase in Connectivity revenues by Rs. 288 Million which is on account of (i) increase in one time project based and implementation revenues of Rs. 32 Million, (ii) Increase in recurring revenue of Rs.258 Million due to increase in number of customer engagements and links by 11,500. This increase was partially offset by decrease of (i) Rs 2 Million reduction in Hardware and Software services, (ii) Rs 59 Million reduction in Retail Connectivity services due to loss of subscribers and prevailing market condition. Revenues from Voice business has increased by Rs. 269 Million, due to higher volumes by 313 million minutes and realization supported by currency (USD) appreciation.

Revenue from Data Centre business has marginally reduced or remains flat over last year same period. The capacity utilization during both the periods was in the similar range. During the period Noida Data center went live and was put in to commercial use.

Revenue from Cloud and Managed Services has decreased by Rs 54 Million ($ 0.78 Million). This segment comprises of cloud services, domestic managed services and International managed services. The decrease is primarily on account of reduction in revenue from International managed services which is due to loss of engagements from existing customers.

Revenue from Technology Integration services has decreased by Rs 32 Million ($ .50 Million). The decrease is on account of reduction in Systems Integration business by Rs 17 Million and Rs 20 Million reduction from security business on account of reduced oppourtunities.This decrease has been partially compensated by increase in revenue from Safescrypt business by Rs 5 Million

Revenue from Application Services has increased by Rs 45 Million ($ 0.73 Million). This increase is primarily on account of increase in revenue from Online assessment by Rs 34 Million due to increase in engagement from customers and (ii) Increase from e learning services of Rs. 28 Million primarily on account of currency (USD) appreciation. (iii) Increase in portals by Rs.10 million on new engagements with customer. This increase has been offset by a decrease of Rs 26 Million revenue from Web Development projects.

Other income

The change in other income is as follows:

	Quarter ended September 30, 2013	Quarter ended September 30, 2012	Change	% Change

Other Income	9	17	8	-48%

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Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

	Quarter ended September 30, 2013	Quarter ended September 30, 2012	Change	% Change
Telecom services	959	771	188	24%
Data Centre Services	153	11	141
Cloud and Managed Services	72	50	22	44%
Technology Integration Services	140	160	(19)	-12%
Applications Services	87	133	(46)	-35%
Total	1,411	1,125	285	25%

The cost of goods sold increase by 25% on overall basis, the movement in COGS is explained in detail below:

	Quarter ended September 30, 2013	Quarter ended September 30, 2012	Change	% Change
Network Costs	805	621	184	30%
Revenue share	72	48	24	51%
Cost of goods sold	122	161	(40)	-25%
Power costs	146		146	100%
Direct Resources costs	187	241	(54)	-22%
Others	79	54	25	45%
Total	1,411	1,125	285	25%

Network cost comprises of cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Increase in Network costs is due to (i) Rs 71 Million increase of Bandwidth costs incurred on account of capacity up gradation and newer links (ii) Rs 112 Million of Inter connect charges due to the increase in the volume of International Long distance.

Revenue share cost comprises of (i) Revenue share payable to DOT on ISP, ILD & NLD services and (ii) Revenue share payable to retail franchisees. Increase in Revenue share is on account of (i) Increase of Rs 34 Million in the Revenue share payable to DOT on account of increase in licensed Revenues and increase to 8% from 7% effective 1st April 2013. This was partially offset by reduction of Rs 10 Million in the Revenue share payable to Retail franchisees.

The decrease in Cost of Hardware and Software is on account of less System integration projects and DC-Build.

Specific power costs have been aligned to Data Center business due to change in the business structure from the current year.

Direct Resources costs comprises of (i) the cost of resources deployed on the Network Infrastructure Delivery and resourced involved in delivery of application services (ii) cost of billable resources associated with the e Learning and Infrastructure Managed services. The reduction in direct resource costs is on account of right sizing of resources and reduction in number of employees.

Other Direct costs, comprises of Link implementation and maintenance charges for the Telecom services, Direct cost of Application services business, digital certificate platform , content costs , subject matter experts for international business. The increase in Other Direct costs is due to (i) Rs 8.5 Million increase on Link implementation and maintenance charges due to increase in number of links commissioned. (ii) Rs 10 Million increase on account of Operation and maintenance cost of DC build projects (iii) Rs 6.50 Million increase on account of operating costs of cloud services and (iv) Rs. 4.08 Million increase in application services is on account of increase in operating cost of online assessment. These increases were partially offset by (i) Rs 5.5 Million decrease due to reduction in setup and consumables costs in Data center services.

We are continuously in the path of achieving cost efficiencies and process optimization to maximize the return.

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Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company are set forth as follows:

	Quarter ended September 30, 2013	Quarter ended September 30, 2012	Change	Change (%)
Operating Expenses	178	286	(108)	-38%
Selling & Marketing Expenses	16	18	(1)	-7%
Associate Expenses	202	201	1	1%
Other Indirect Expenses	273	276	-3	-1%
Provision for doubtful debts and advances	3	3	(1)	-23%
Forex (gain) / loss	(5)	(2)	(2)	110%
Total	668	782	-114	-15%

Operating costs has decreased by 38%, on account of aligning power costs to specific business unit from the current year, which otherwise has seen an increase in repairs and maintenance and annual maintenance costs of Telecom network and Data centre facilities.

Selling & Marketing costs consist of, selling commission payable to sales partners, discounts payable to customers , incentive to salesmen and , marketing and promotion costs. Selling & Marketing costs remained flat between the two periods on account of lower marketing spends.

Associate expenses, consists of the annual cost of the the employees who are part of the Sales and marketing function, Business development , General management and support services. Associate expenses remained flat between two periods on account of optimization of resources and higher attrition % during the period.

Other Indirect expense consist of , cost of Facilities , electricity charges incurred on facilities, travel cost , Legal charges , professional charges, communication and others. Other indirect costs remained flat between the two periods.

Provision for Doubtful debts consists, of the charge on account of the provisions created during the year against doubtful debtors. Increase in Provision for Doubtful debts is on account provisioning of doubtful Debtors including certain exposure on large projects. Provision for doubtful debts remained at the same level.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	Quarter ended September 30, 2013		Quarter ended September 30, 2012	Change	% Change
Depreciation and amortization	251		208	43	21%
As a percentage of carrying value	4.	%	4%

The data center buildings are capitalised during the current year resulting in an addition of Rs. 1,259 Millions ($ 20 Millions). The construction in progress as on September 30,2013 Rs. 1,774 Millions ($ 28 Millions) is expected to be capitalised by the end of current fiscal 2014

Profit/loss from operating activities

	Quarter ended September 30, 2013	Quarter ended September 30, 2012	Change	% Change
Operating profit/(loss)	181	(40)	221
As a percentage of revenue	7%	2%

The operating profit of the company has been increasing through the last two quarters of previous fiscal and the trend is continuing in the current fiscal. This is due to combination of increasing revenues and cost control measures. We expect to operate at the current operating margin levels in the future

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Finance income/expense

	Quarter ended September 30, 2013	Quarter ended September 30, 2012	Change	% Change
Finance Income	25	37	(12)	-32%
Finance expense	(100)	(54)	46	85%
Net Finance income/(expense)	(75)	(17)	58

The fall in finance income is due to lower income from bank deposits in the current fiscal period and higher income tax refund in the previous fiscal. The increase in finance expenses is due to additional borrowing facilities that are obtained during the period. The finance expense is expected to increase further with the leasing arrangements entered into towards the end of the fiscal year.

Net Profit

	Quarter ended September 30, 2013	Quarter ended September 30, 2012	Change	% Change
Net Profit/(loss)	106	601	(495)	-81%
As a percentage of revenue	4%	29%

The decrease is attributable to better operational margin and one-time gain of Rs. 658 million on account of sale of equity accounted investee in the previous fiscal. We expect improvements in operational margins due to change in revenue mix, leading to higher operating margins.

Results of six months ended September 30, 2013 compared to six months ended September 30, 2012

Revenues

The growth in our revenues in fiscal 2013 from fiscal 2012 is given below

	Six months ended September 30, 2013	Six months ended September 30, 2012	Change	% Change

Revenues	5,133	4,032	1,101	27%

We have achieved a Revenue of Rs 5,133 Million ($ 81.77 Millions ), an increase in revenue of Rs. 1,101 Million ($ 17.54 Millions). The increase is primarily contributed by the Telecom Services, supported by growth in Application services

We have changed the operating segments of the company from (i) Enterprise Services and (ii) Software Services to five operating segments namely (i) Telecom Services, (ii) Data Centre Services, (iii) Technology Integration Services, (iv) Cloud and Managed Services and (v) Applications Service effective 1st April 2013. Consequently we have done the analysis in this section based on the revised operating segments. (Refer Segment Note 15)

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue
	Six months ended 2013	Six months ended 2012	Six months ended 2013	Six months ended 2012	Growth %
Telecom Services	3,484	2434	68%	60%	43%
Data Centre Services	602	593	12%	15%	1%
Cloud and Managed Services	204	275	4%	7%	-26%
Technology Integration Services	423	395	8%	10%	7%
Applications Services	420	335	8%	8%	25%
Total	5,133	4,032	100%	100%	27%

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Revenue from Telecom Services has increased by Rs. 1,051 Million ($16.74 Million), Revenue from Data Business has increased by Rs. 407 Millions ($ 6.49 Million) and revenue from voice business has increased by Rs 643 Million ($ 10.2 Million). This increase is primarily attributable to increase in Connectivity revenues by Rs. 517 Million which is on account of (i) increase in one time project based and implementation revenues of Rs. 91 Million, (ii) Increase in recurring revenue of Rs.397 Million due to increase in number of customer engagements and links by 11,500. This was partially offset by decrease of (i) Rs 6.06 Million reduction in Hardware and Software services (ii)Rs 103 million reduction in Retail Connectivity services due to loss of subscribers and prevailing market condition. Revenues from Voice business has increased by Rs. 643.2 Million, due to higher volumes by 652 million minutes and realization supported by currency (USD) appreciation.

Revenue from Data Centre business has marginally reduced or remains flat over last year same period. The capacity utilization during both the periods was in the similar range. During the period Noida Data center went live and was put in to commercial use.

Revenue from Cloud and Managed Services has decreased by Rs 64 Million ($ 1.02 Million). This segment comprises of cloud services, domestic managed services and International managed services. The decrease is primarily on account of reduction in revenue from International managed services which is due to loss of engagements from existing customers.

Revenue from Technology Integration services has increased by Rs 28 Million ($ .50 Million). The increase is on account of increase in Systems Integration business by Rs 76 Million which is primarily due to the large government opportunity. This increase is partially offset by decrease revenue from Safescrypt & security business Rs. 52 Million.

Revenue from Application Services has increased by Rs 85 Million ($ 0.73 Million). This increase is primarily on account of increase in revenue from Online assessment by Rs 64 Million due to increase in engagement from customers and (ii) Increase from e learning services of Rs. 36 Million primarily on account of currency (USD) appreciation. (iii) Increase in portals by Rs.8 million on new engagements with customer. This increase has been offset by a decrease of Rs 23 Million revenue from Web Development projects

Other income

The change in other income is as follows:

	Six months ended 2013	Six months ended 2012	Change	% Change

Other Income	21	21	8	-48%

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

	Six months ended 2013	Six months ended 2012	Change	% Change
Telecom services	1,981	1,555	426	27%
Data Centre Services	296	19	277
Cloud and Managed Services	113	103	10	10%
Technology Integration Services	378	295	83	28%
Applications Services	198	267	(69)	-26%
Total	2,966	2,239	727	32%

The cost of goods sold has increased by 32% on overall basis, the movement in COGS is explained in detail below:

	Six months ended 2013	Six months ended 2012	Change	% Change
Network Costs	1,681	1,272	409	32%
Revenue share	146	89	58	65%
Cost of goods sold	353	292	61	21%
Power costs	284		284	100%
Direct Resources costs	367	482	(115)	-24%
Others	134	104	31	29%
Total	2,966	2,239	727	32%

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Network cost comprises of cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Increase in Network costs is due to (i) Rs 167 Million increase of Bandwidth costs incurred on account of capacity up gradation and newer links (ii) Rs 242 Million of Inter connect charges due to increase in the volume of International Long distance.

Revenue share cost comprises of (i) Revenue share payable to DOT on ISP, ILD & NLD services and (ii) Revenue share payable to retail franchisees. Increase in Revenue share is on account of (i) Rs 77 Million in the Revenue share payable to DOT on account of increase in licensed Revenues and increase in revenue share from 7% to 8% effective 1st April 2013. This was partially offset by reduction of Rs 20 Million in the Revenue share payable to Retail franchisees.

The increase in Cost of Hardware and Software is on account of large SI projects and a DC-Build project from Government.

Specific power costs have been aligned to Data Center business due to change in the business structure from the current year.

Direct Resources costs comprises of (i) the cost of resources deployed on the Network Infrastructure Delivery and resourced involved in delivery of application services (ii) cost of billable resources associated with the e Learning and Infrastructure Managed services. The reduction in direct resource costs is on account of right sizing of resources and reduction in number of employees.

Other Direct costs, comprises of Link implementation and maintenance charges for the Telecom services, Direct cost of Application services business, digital certificate platform , content costs , subject matter experts for international business. The increase in Other Direct costs is due to (i) Rs 5.8 Million increase on Link implementation and maintenance charges due to increase in number of links commissioned. (ii) Rs 16.9 Million increase on account of Operation and maintenance cost of DC build projects (iii) Rs 6.50 Million increase on account of operating costs of cloud services and (iv) Rs. 8.68 Million increase in application services is on account of increase in operating cost of online assessment. These increases were partially offset by (i) Rs 4.24 Million decrease due to reduction in setup and consumables costs in Data center services.

We are continuously in the path of achieving cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company are set forth as follows:

	Six months ended 2013	Six months ended 2012	Change	Change (%)
Operating Expenses	361	565	(205)	-36%
Selling & Marketing Expenses	59	58	0	1%
Associate Expenses	411	394	17	4%
Other Indirect Expenses	437	435	2	0%
Provision for doubtful debts and advances	9	4	5
Forex (gain) / loss	(2)	(0)	(1)
Total	1,275	1,456	(181)	-12%

Operating costs consists of, the electricity charges incurred on the Data center , rental cost of Data center, Rent of base station towers , Repairs and Maintenance, Annual Maintenance and insurance costs of the Network and data center.

Operating costs has decreased by 36%, on account of aligning power costs to specific business unit from the current year, which otherwise has seen on account of increase in Electricity consumption and tariff rate, increase in rental of data center on escalation, increase in implementation costs on expansions to new locations, increase in Repairs and Maintenance of the Network and Data center Infrastructure.

Selling & Marketing costs consist of, selling commission payable to sales partners, discounts payable to customers, incentive to salesmen and, marketing and promotion costs. Selling & Marketing costs remained flat between the two periods on account of lower marketing spends.

Associate expenses, consists of the annual cost of the the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses have increased by 4% on account of new recruitments on account across verticals and on account of yearly increase to the existing base.

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Other Indirect expense consist of, cost of Facilities , electricity charges incurred on facilities, travel cost , Legal charges , professional charges, communication and others. Other indirect expenses decreased by 2%, primarily on account of lower travel expenditure compensated by increase in Rates and taxes.

Provision for Doubtful debts consists, of the charge on account of the provisions created during the year against doubtful debtors. Increase in Provision for Doubtful debts is on account provisioning of doubtful Debtors including certain exposure on large projects.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	Six months ended 2013	Six months ended 2012	Change	% Change
Depreciation and amortization	512	416	96	23%
As a percentage of carrying value	8%	8%

The data center buildings are capitalised during the current year resulting in an addition of Rs. 1,259 Millions ($ 20 Millions). The construction in progress as on September 30,2013 Rs. 1,728 Millions ($ 27.52 Millions) is expected to be capitalised by the end of current fiscal 2014

Profit/loss from operating activities

	Six months ended 2013	Six months ended 2012	Change	% Change
Operating profit/(loss)	398	(59)	457
As a percentage of revenue	8%	2%

The operating profit of the company has been increasing through the last two quarters of previous fiscal and the trend is continuing in the current fiscal. This is due to combination of increasing revenues and cost control measures. We expect to operate at the current operating margin levels in the future

Finance income/expense

	Six months ended 2013	Six months ended 2012	Change	% Change
Finance Income	37	42	(5)	-12%
Finance expense	(164)	(117)	47	37%
Net Finance income/(expense)	(128)	(75)	52

The fall in finance income is due to lower income from bank deposits in the current fiscal period and higher income tax refund in the previous fiscal. The increase in finance expenses is due to additional borrowing facilities that are obtained during the period. The finance expense is expected to increase further with the leasing arrangements entered into towards the end of the fiscal year.

Net Profit

	Six months ended 2013	Six months ended 2012	Change	% Change
Net Profit/(loss)	270	524	(254)	-48%
As a percentage of revenue	5%	13%

The decrease is attributable to better operational margin and one-time gain of Rs. 658 million on account of sale of equity accounted investee in the previous fiscal. We expect improvements in operational margins due to change in revenue mix, leading to higher operating margins.

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Liquidity and Capital Resources

The following table summarizes our statement of cash flows for the periods presented:

	Six months ended
Particulars	September 30, 2013	September 30, 2012	September 30, 2013 U.S Dollars
Profit after tax	269,886	524,593	4,301

Other adjustments for non-cash items and movement to financing and investing activities	1,055,962	(64,690)	16,824
Income taxes paid	112,799	141,400	1,797
Net decrease (increase) in working capital	67,972	(444,245)	1,082
Net cash from / (used in) operating activities	1,236,733	157,059	19,703
Net cash from / (used in) investing activities	(599,369)	91,898	(9,549)
Net cash from / (used in) financing activities	190,256	91,063	3,030
Effect of exchange rate changes on cash and cash equivalents	3,548	2,663	57
Net increase / (decrease) in cash and cash equivalents	827,620	342,683	18,921

As of September 30, 2013 our current assets exceeded current liabilities by Rs.1,267 million ($ 20.18 million). Based on the projected cash flow, including cash from operations, available lines of credit, and the capital infusion from our promoter group, we believe we will have sufficient resources to meet capital expenditure needs and working capital requirements over the course of the next 12 months.

We closed with a cash position of Rs 1,188 million ( $ 18.92 million ) as of September 2013. We intend to continue to focus on the reduction of our cash burn. During the first half there was steady inflow of cash on account increase in scale of business ,improved regionalized collection mechanism and lower outflow on account of capex. This steady inflow has also helped to keep the finance costs at a lower level. We have also received from promoters an amount of Rs. 300 million ($ 4.78 million) as per the agreement with the promoter group company to fund the liquidity requirements of the company.

This trend of higher cash from operations is expected to be maintained for the six months. However, there has been an increase in the receivables due to change in the business mix in the last 6 months. This is due to exposure to Government contracts, which are based on milestone accomplishments and procedural. We are trying to bring in efficiency in the existing collection process, thereby keeping an average debtors outstanding days in check. There may be an additional cash requirement on account of New Data center projects and large Government multi- location connectivity project, which are in progress. Both have longer gestation periods, requiring cash support from the existing operations. There would also be steady outflow on account of existing and future leasing arrangements

Company currently has Rs 1,200 million ($ 19.11 million) in fhe form of uncalled capital from the promoters and have undrawn facility of Rs 350 million ($ 5.57 million) from its bankers. Also, additional assessments of Rs 200 million ( $ 3.19 million ) “ Line of Credit” has been submitted and considered by the consortium bankers, which would result in additional cash support based on requirement.

Our principal sources of liquidity are cash flow that we generate from our operations and borrowings from banks. Our external sources of credit include facilities sanctioned to us by Indian banks.  We have working capital facilities in the form of cash credit and overdraft facilities of Rs.1,050 million ($16.73 million) and the same has been utilized to the extent of Rs.700 million ($11.15 million) as on September 30, 2013.  Further, we were provided non-funded limits of Rs.2,750 million ($43.81 million) (primarily in the form of bank guarantees and letters of credit) out of which Rs.678 million ($10.81 million) remained unutilized as of September 30, 2013.  We believe that our cash and cash equivalents, short-term investments, working capital lines and the proceeds from private placement to our promoter group are sufficient to meet our present capital expenditure and working capital requirements for the next 12 months.  As previously disclosed, the private placement, consummated in October 2010, will provide up to Rs.4,000 million ($76 million) from the promoter group, which can be drawn down as needed by the Company. Of the above, the Company has cumulatively drawn Rs.2,800 million ($44.60 million) as of September 30, 2013. However, our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing.

We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In the light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

Cash balances held were Rs.1,613 million ($11.20 million) and Rs. 907 million as of September 30, 2013 and September 30, 2012, respectively. These amounts include cash and cash equivalents and restricted cash.

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Cash from operating activities for six months ended September 30, 2013 and 2012 was Rs.1,237 million ($19.71 million) and Rs. 157 million respectively. This is due to increase in trade and other receivables by Rs.813 million ($12.59 million) and Rs. 803 million for the six months September 30, 2013 and 2012 due to large gestation projects and pending adjustmet with payables, increase of Rs.94 million ($1.52) and Rs. 36 million in inventories for the six months ended September 30, 2013 and September 30,2012, increase in trade and other payables by Rs.450 million ($ 6.66 million) and Rs. 163 million for the six months September 30, 2013 and 2012 respectively due to pending adjustment with receivables, increase in deferred revenues by Rs.101 million ($1.60 million) and Rs.196 million for the six months September 30, 2013 and 2012 due to increase order booking and increase in employee benefits by Rs.7 million ($ 0.12 million) and Rs.11 million for the six months September 30, 2013 and 2012 respectively due to increase in number for employees.

Cash used in investing activities for the six months ended September 30, 2013 Rs.599 million ($9.55 million) and cash from investing activities for the six months ended September 30, 2012 was Rs.92 million. The decrease was due to proceeds from sale of shares of associates and rights therein amounting to Rs.1,390 million ($26.38 million) during the six months ended September 30, 2012. The finance income earned during the six months ended September 30, 2013 amounted to Rs.47 million ($ 0.75 million) and Rs.53 million for the six months September 30, 2013 and 2012 respectively due to investment of funds. Cash outflows in investing activities are principally incurred for the establishment of a new data center at Noida and Rabale, India, installation of new cable landing station and purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.638 million ($10.16 million) and Rs. 1,345 million for the six months September 30, 2013 and 2012. Expenditure on intangibles was Rs. 9 and Rs.9 million for the six months ended September 30, 2013 and 2012.

Cash from financing activities for six months ended September 30, 2013 was Rs.190 million ($3.03 million) and Rs. 91 million for six months ended September 30,2012, primarily due to increase in borrowings from banks and others to the extent of Rs.142 million ($2.26 million) and Rs. 260 million for the six months ended September 30, 2012 on account of term loan availed for constructin of data center and repayment of finance lease liabilities to the extent of Rs.89 million ($1,65 million) and Rs. 44 million for six months ended September 30, 2012 and payment of finance charges of Rs.162 million ($2.58 million) and Rs. 125 million for six months ended September 30, 2012. The proceeds from promoter group amounted to Rs. 300 million ($4.78 million).

Income Tax Matters

We have a substantial business and capital loss being carry forward for financial reporting purposes. Under Indian Tax law, business loss carry forwards from a particular year may be used to offset taxable income over the next eight years and unabsorbed depreciation for an infinite number of years. The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2013, the corporate income tax rate is 30%, subject to a surcharge of 5% and education cess of 2 % and 1% secondary and higher education cess, resulting in an effective tax rate of 32.445%. Further in India, companies are subject to a Minimum Alternate Tax (MAT) of 18.5% on the book profits of the Company. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India. Currently, dividend income is exempt from tax for shareholders.  Domestic companies are liable to pay dividend distribution tax at the rate of 15% in addition to applicable surcharge and cess.

Off-Balance Sheet Arrangement

We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements disclosed below as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.

Contractual obligations

Set forth below are our contractual obligations as of September 30, 2013:

Payments due by period (Rs 000s)
		Less			More than
Contractual obligations	Total	than 1 year	1-3 years	3-5 years	5 years
Long term debt obligations	545,820	-	333,432	164,888	47,500
Short term borrowings	1,394,370	1,394,370	-	-	-
Finance lease obligations	801,381	280,975	482,237	38,169	-
Non-cancellable operating lease obligations	1,746,991	117,006	255,317	275,701	1,098,965
Purchase obligations	741,271	741,271

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Item 4. Quantitative And Qualitative Disclosures About Market Risk

General

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.

Please see Note 38 to the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2013.

Risk Management Procedures

We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

Recent Accounting Pronouncements

(i)	IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2015 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The standard is further amended in November 2013 to introduce new hedge accounting model with a choice to continue with hedge accounting under IAS 39. This amendment has removed the earlier mandatory effective date of 1st January 2015, though earlier application of standard is permitted. The effective date will be notified when the impairment provisions and limited revisions to measurement and recognition principles are finalised. The company would not be adopting the standard until the mandatory effective date is notified and any impact on consolidated financial statements would be assessed at such date in the future.

(ii)	Amendment to IAS 32 Offsetting of Financial Assets and Financial Liabilities: In December 2011, the International Accounting Standards Board issued amendments to IAS 32, Offsetting Financial Assets and Financial Liabilities. The amendments clarify that an entity has a legally enforceable right to set-off if that right is not contingent on future event and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments also clarified that gross settlement is equivalent to net settlement if and only if the gross settlement mechanism has features that eliminate or result in insignificant credit and liquidity risk and process receivables and payables in a single settlement process or cycle. The company is required to adopt the amendment by accounting year commencing April 1,2014 and currently evaluating impact on the consolidated financial statements.

Critical accounting policies

The accounting policies applied by the group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended March 31 2013 except as disclosed in Note 3.c in unaudited condensed consolidated interim financial statements included with this Report. The changes did not have any material impact on the Company.

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Item 5. Controls and Procedures

Disclosure Controls and Procedures

As of September 30, 2013, our management, with the participation of our chief executive officer and chief financial officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2013, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Changes in internal control over financial reporting

During the period ended September 30, 2013, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II. Other Information

Item 1. Legal Proceedings

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

See Note 17 of notes to Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 35 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2013.

Item 1A. Risk Factors

For information regarding factors that could affect the Company’s results of operations, financial condition and liquidity, see the risk factors discussion set forth in Item 1A of our Annual Report on Form 20-F for the fiscal year ended March 31, 2013 and the information under “Forward-Looking Statements” included in this Report. There have been no material changes to our Risk Factors from those disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2013.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds

None.

Items 3. Defaults upon Senior Securities

None.

Item 4. Mine safety Disclosure

Not applicable.

Item 5. Other Information

We are filing as exhibits to this report the Compensation Committee and Internal Audit Charters as exhibits 99.1 and 99.2, respectively. The charters were referred to but inadvertently omitted from our Annual Report on Form 20-F for the fiscal year ended March 31, 2013.

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Item 6. Exhibits

99.1 Compensation Committee charter

99.2 Internal Audit charter

99.3 Second amendment to Subscription Agreement dated August 21, 2013 (1)

(1)            Previously filed as an exhibit to the Report on Form 6-K filed with the Commission on September 5, 2013 and incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2013

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

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